

October 26, 2021

Chaohui Chen
Director and Chief Executive Officer
uCloudlink Group Inc.
Unit 2214-Rm1, 22/F, Mira Place Tower A
132 Nathan Road, Tsim Sha Tsui
Kowloon, Hong Kong

> **Re: uCloudlink Group Inc.**
> **Amendment No. 3 to Registration Statement on Form F-3**
> **Filed October 18, 2021**
> **File No. 333-257782**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

Amendment No. 1 to Form F-3 Filed October 18, 2021

Cover page

1.   Please amend your cover page to provide a clear description of how cash is transferred through your organization and include cross references to a more detailed discussion.

Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shu Du